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A-1 810-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53747



04019596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Texas Capital Inc, dba

NAME OF BROKER-DEALER: First Austin Investments

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

~~4131 Spicewood Springs Road, Suite I-4~~ *6300 Bridge Point Pkwy Bld 2-STE 105*
                                        (No. and Street)

Austin   Texas   ~~78759~~ *78730*
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Coffelt   (512) 328-9321
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
                  (Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 1 3 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

VF

OATH OR AFFIRMATION

I, __Mark A. Coffelt_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__First Austin Investments_____, as

of __December   31_____, 20 _03___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Monica Bernal

Notary Public

MONICA BERNAL
Notary Public
STATE OF TEXAS
My Comm. Exp. Aug. 11, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER

Certified Public Accountants

FIRST AUSTIN INVESTMENTS

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2003

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
First Austin Investments
Austin, Texas

We have audited the accompanying statement of financial condition of First Austin Investments as of December 31, 2003, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Austin Investments as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 16, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Austin Investments	N 3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/03__ [99]

SEC FILE NO. __8-53747__ [98]

ASSETS

	Consolidated		198
	Unconsolidated	X	199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 25,702	200			$ 25,702	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	51,872	295				
	B. Other		300	$	550	51,872	810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities	92,336	418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430			92,336	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ _____ [130]						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ _____ [150]						
	B. Other securities $ _____ [160]						
7.	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $ _____ [170]						
	B. Other securities $ _____ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ _____ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 169,910	540	$	740	$ 169,910	940

OMIT PENNIES

See notes to financial statements

BROKER OR DEALER	First Austin Investments	as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable....................	$ [1045]	$ [1255] [13] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account...................	2,480 [1114]	[1315]	2,480 [1560]
B. Other........................... [10]	[1115]	[1305]	[1540]
15. Payable to non-customers...............	[1155]	[1355]	[1610]
16. Securities sold not yet purchased,			
at market value....................		[1360]	[1620]
17. Accounts payable, accrued liabilities,			
expenses and other	4,004 [1205]	[1385]	4,004 [1685]
18. Notes and mortgages payable:			
A. Unsecured.........................	[1210]		[1690]
B. Secured........................:	[1211] [12]	[1390] [14]	[1700]
19. Liabilities subordinated to claims			
of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. Includes equity subordination (15c3-1 (d))			
of .... $ [980]			
B. Securities borrowings, at market value:...		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note			
collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d))			
of .... $ [1010]			
D. Exchange memberships contributed for			
use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not			
qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 6,484 [1230]	$ [1450]	$ 6,484 [1760]

Ownership Equity

21. Sole proprietorship .... [15] $		[1770]
22. Partnership (limited partners .... [11] $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	10,000	[1792]
C. Additional paid-in capital	69,529	[1793]
D. Retained earnings	83,897	[1794]
E. Total..		[1795]
F. Less capital stock in treasury.. [16] (	)	[1796]
24. TOTAL OWNERSHIP EQUITY .... $	163,426	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $	169,910	[1810]

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Austin Investments	as of	12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition..	$ 163,426		3480
2.	Deduct ownership equity not allowable for Net Capital	19(	)	3490
3.	Total ownership equity qualified for Net Capital	163,426		3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................			3520
	B. Other (deductions) or allowable credits (List)..			3525
5.	Total capital and allowable subordinated liabilities...	$		3530
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 0	3540		
	B. Secured demand note deficiency.....................................	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges..	3600		
	D. Other deductions and/or charges	3610	(0)	3620
7.	Other additions and/or allowable credits (List)..			3630
8.	Net capital before haircuts on securities positions 20	$ 163,426		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments .... $	3660		
	B. Subordinated securities borrowings.................................	3670		
	C. Trading and investment securities:			
	1. Exempted securities.. 18	3735		
	2. Debt securities	3733		
	3. Options	3730		
	4. Other securities .... (92,336 x .15)..... 13,850	3734		
	D. Undue Concentration	3650		
	E. Other (List)...	3736	(13,850)	3740
10.	Net Capital	$ 149,576		3750

OMIT PENNIES

Net capital reported on unaudited FOCUS Report	$149,541
Adjustment to cash	66
Adjustment to market value	(37)
Adjustment to haircuts on securities	6
	$149,576

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | First Austin Investments | as of | 12/31/03 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	144,576	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	148,928	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition..	$	6,484	3790
17.	Add:			
	A. Drafts for immediate credit....................................... $			3800
	B. Market value of securities borrowed for which no equivalent value is paid or credited .... $			3810
	C. Other unrecorded amounts (List)................................. $	3820	$	3830
19.	Total aggregate indebtedness	$	6,484	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)............................	%	4.33	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83   See notes to financial statements

Page 4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   First Austin Investments

For the period (MMDDYY) from ⅄. 01/01/03 | 3932 | to 12/31/03 | 3933
Number of months included in this statement 12 | 3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 436,855 | 3935
   b. Commissions on listed option transactions .... ⅄, | 3938
   c. All other securities commissions .... | 3939
   d. Total securities commissions .... | 3940
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... | 3945
   b. From all other trading .... | 3949
   c. Total gain (loss) .... | 3950
3. Gains or losses on firm securities investment accounts .... 38,713 | 3952
4. Profit (loss) from underwriting and selling groups .... ⅄, | 3955
5. Revenue from sale of investment company shares .... | 3970
6. Commodities revenue .... | 3990
7. Fees for account supervision, investment advisory and administrative services .... | 3975
8. Other revenue .... | 3995
9. Total revenue .... $ 475,568 | 4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ | 4120
11. Other employee compensation and benefits .... ⅄, | 4115
12. Commissions paid to other broker-dealers .... 66,984 | 4140
13. Interest expense .... | 4075
    a. Includes interest on accounts subject to subordination agreements .... | 4070 |
14. Regulatory fees and expenses .... 2,505 | 4195
15. Other expenses .... 15,951 | 4100
16. Total expenses .... $ 85,440 | 4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 390,128 | 4210
18. Provision for Federal income taxes (for parent only) .... ⅄, | 4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... | 4222
    a. After Federal income taxes of .... | 4238 |
20. Extraordinary gains (losses) .... | 4224
    a. After Federal income taxes of .... | 4239 |
21. Cumulative effect of changes in accounting principles .... | 4225
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 390,128 | 4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items.................. $ N/A | 4211

See notes to financial statements

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Austin Investments

For the period (MMDDYY) from __01/01/03__ to __12/31/03__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period... $	59,929	**4240**	
A. Net income (loss)...	390,128	**4250**	
B. Additions (Includes non-conforming capital of ....▼$ _____ **4262**)	20,000	**4260**	
C. Deductions (Includes non-conforming capital of .... $ _____ **4272**)	306,631	**4270**	
2. Balance, end of period (From item 1800) .... $	163,426	**4290**	

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....▼$	N/A	**4300**
A. Increases		**4310**
B. Decreases...		**4320**
4. Balance, end of period (From item 3520)................................. $	N/A	**4330**

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Austin Investments	as of	12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
   which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 ....($5,000)................................... X | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
   customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
   broker-dealer on a fully disclosed basis. Name of clearing
   firm ⌐‌ _____ | 4335 | _____ | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ ⌐‌ N/A | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION
   1.   Equity Capital
   2.   Subordinated Liabilities
   3.   Accruals
   4.   15c3-1(c)(2)(iv) Liabilities

See notes to financial statements

3/78

FIRST AUSTIN INVESTMENTS

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

INCREASE (DECREASE) IN CASH

Cash flows from operating activities	
Commissions received	$ 394,988
Clearing expenses, filing fees and operating expenses paid	(83,006)
Net cash provided by operating activities	311,982
Cash flows from financing activities	
Capital contribution	20,000
Dividends paid	(306,631)
Net cash used for financing purposes	(286,631)
Net increase in cash	25,351
Cash	
Beginning of year	351
End of year	$ 25,702

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net income	$ 390,128
Gain on investments	(38,713)
Increase in accounts receivable	(41,867)
Increase in accrued expenses	2,434
Net cash provided by operating activities	$ 311,982

FIRST AUSTIN INVESTMENTS

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2003

(1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

Texas Capital, Inc., doing business as, First Austin Investments (the *"Company"*), a fully-disclosed introducing broker-dealer located in Austin, Texas, is registered with the Securities and Exchange Commission (SEC), the State Securities Commissions of Texas and the National Association of Securities Dealers, Inc. The Company is engaged primarily in institutional and retail securities brokerage services. The Company began operations August 30, 2002.

REVENUE RECOGNITION

Securities transactions and related revenues and expenses are recorded on a settlement date basis.

INCOME TAXES

The Company files its taxes with its parent company, First Austin Capital Management. First Austin Capital Management will assume any tax liability and as such there is no provision for corporate income taxes in the accompanying financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) REGULATORY REQUIREMENT

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) as covered in Rule 15c3-3 (k) (2) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $149,576 which exceeded its net capital requirement of $5,000 by $144,576. The Company's ratio was .04 to 1 of aggregate indebtedness to net capital.

FIRST AUSTIN INVESTMENTS

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year ended December 31, 2003

(3) DUE FROM CLEARING BROKERS

The Company always introduces its clients' transactions on a fully disclosed basis to its clearing broker for execution, clearance, and depository operations in accordance with the terms of their clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers pursuant to the terms of its clearing agreement.

(4) CONCENTRATION OF RISK

The Company maintains bank accounts which may exceed federally insured limits. Historically, they have not experienced any credit related losses.

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
First Austin Investments
Austin, Texas

In planning and performing our audit of the financial statements of First Austin Investments (the *"Company"*) for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania
February 16, 2004